# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: WEREWOLF THERAPEUTICS, INC., CIK 0001785530
CUSIP: 95075A107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 200 TALCOTT AVENUE, 2ND FLOOR, WATERTOWN, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 10/31/2025
Amends the filing with accession number 0001193125-21-162185
Filed by CIK 0001609492
Persons authorized to receive notices and communications: Ansbert Gadicke, c/o MPM BioImpact LLC, 339 Boylston Street, Suite 1100, Boston, Massachusetts (MA), 02116, 617-425-9200

## Reporting persons
- MPM BioVentures 2014, L.P. (CIK 0001609492): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,666,424; shared voting power 0; sole dispositive power 2,666,424; shared dispositive power 0; aggregate amount beneficially owned 2,666,424 (5.8% of the class)
- MPM BioVentures 2014 (B), L.P. (CIK 0001609493): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 177,846; shared voting power 0; sole dispositive power 177,846; shared dispositive power 0; aggregate amount beneficially owned 177,846 (0.4% of the class)
- MPM Asset Management Investors BV2014 LLC (CIK 0001609495): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 91,778; shared voting power 0; sole dispositive power 91,778; shared dispositive power 0; aggregate amount beneficially owned 91,778 (0.2% of the class)
- UBS Oncology Impact Fund L.P. (CIK 0001691428): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,204,251; shared voting power 0; sole dispositive power 2,204,251; shared dispositive power 0; aggregate amount beneficially owned 2,204,251 (4.8% of the class)
- MPM BioVentures 2014 GP LLC (CIK 0001765091): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,844,270; sole dispositive power 0; shared dispositive power 2,844,270; aggregate amount beneficially owned 2,844,270 (6.2% of the class)
- MPM BioVentures 2014 LLC (CIK 0001765021): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,936,048; sole dispositive power 0; shared dispositive power 2,936,048; aggregate amount beneficially owned 2,936,048 (6.4% of the class)
- Oncology Impact Fund (Cayman) Management L.P. (CIK 0001721036): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,204,251; sole dispositive power 0; shared dispositive power 2,204,251; aggregate amount beneficially owned 2,204,251 (4.8% of the class)
- MPM BioImpact LLC (CIK 0001687078): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,204,251; sole dispositive power 0; shared dispositive power 2,204,251; aggregate amount beneficially owned 2,204,251 (4.8% of the class)
- ANSBERT GADICKE (CIK 0001134655): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 6,147,610; sole dispositive power 0; shared dispositive power 6,147,610; aggregate amount beneficially owned 6,147,610 (13.4% of the class)
- LUKE EVNIN (CIK 0001134657): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,943,359; sole dispositive power 0; shared dispositive power 3,943,359; aggregate amount beneficially owned 3,943,359 (8.6% of the class)
- Todd Foley (CIK 0001473930): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,936,048; sole dispositive power 0; shared dispositive power 2,936,048; aggregate amount beneficially owned 2,936,048 (6.4% of the class)
- MPM ASSET MANAGEMENT LLC (CIK 0001263048): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 422,201; shared voting power 0; sole dispositive power 422,201; shared dispositive power 0; aggregate amount beneficially owned 422,201 (0.9% of the class)
- MPM ONCOLOGY INNOVATIONS FUND LP (CIK 0001719960): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 585,110; shared voting power 0; sole dispositive power 585,110; shared dispositive power 0; aggregate amount beneficially owned 585,110 (1.3% of the class)
- MPM Oncology Innovations Fund GP LLC (CIK 0001857903): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 585,110; sole dispositive power 0; shared dispositive power 585,110; aggregate amount beneficially owned 585,110 (1.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: WEREWOLF THERAPEUTICS, INC.
Address of issuer's principal executive offices: 200 TALCOTT AVENUE, 2ND FLOOR, WATERTOWN, Massachusetts (MA), 02472
Comment:
Explanatory Note: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock (the "Common Stock"), of Werewolf Therapeutics Inc. (the 'Issuer'), as filed with the Securities and Exchange Commission (the "SEC") on May 14, 2021 (as amended, the "Original Schedule 13D"). This Schedule 13D/A is being filed by the Filing Persons to report the open market sales of the Issuer's Common Stock by certain Filing Persons.

Items 2, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The entities and persons filing this statement are MPM BioVentures 2014, L.P. ("BV 2014"), MPM BioVentures 2014 (B), L.P. ("BV 2014(B)"), MPM Asset Management Investors BV2014 LLC ("AM BV2014 LLC"), MPM Asset Management LLC ("AM LLC"), MPM Oncology Innovations Fund, L.P. ("MPM OIF"), UBS Oncology Impact Fund L.P. ("UBS Oncology"), MPM BioVentures 2014 GP LLC ("BV 2014 GP"), MPM BioVentures 2014 LLC ("BV 2014 LLC"), MPM Oncology Innovations Fund GP LLC ("MPM OIF GP"), Oncology Impact Fund (Cayman) Management LP ("Oncology Cayman"), MPM BioImpact LLC ("BioImpact") (collectively, the "MPM Entities") and Ansbert Gadicke, Luke Evnin and Todd Foley (collectively, the "Listed Persons" and together with the MPM Entities, the "Filing Persons").
Residence or business address: The address of the principal place of business for each of the MPM Entities and Ansbert Gadicke, Luke Evnin and Todd Foley is 399 Boylston Street, Boston, MA 02116.
Present principal occupation or employment: The principal business of each of the Filing Persons is the venture capital investment business.
Criminal convictions in the last five years: During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company, other than UBS Oncology and Oncology Cayman who are limited partnerships organized in the Cayman Islands.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the Filing Persons Owner Profile of this Amendment No. 1 for the aggregate number of Common Stock and percentages of the shares of Common Stock beneficially owned by the Filing Person.

The Common Stock are held as follows:

* 2,666,424 shares are held directly by BV 2014;
* 177,846 shares are held directly by BV 2014(B);
* 91,778 shares are held directly by AM BV2014 LLC;
* 585,110 shares are held directly by MPM OIF;
* 422,201 share by AMC LLC; and
* 2,204,251 shares are held directly by UBS Oncology.

BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B) and, accordingly, may be deemed to beneficially own the shares held by BV 2014 and BV 2014(B).

BV 2014 LLC is the managing member of AM BV2014 LLC and, accordingly, may be deemed to beneficially own the shares held by AM BV2014 LLC.

MPM OIF GP is the general Partner of MPM OIFOIF and, accordingly, may be deemed to beneficially own the shares held by MPM OIF.

BioImpact and Oncology Cayman are the direct and indirect general partners of UBS Oncology and, accordingly, may be deemed to beneficially own the shares held by UBS Oncology.

Drs. Gadicke and Evnin and Mr. Foley are the managing directors of BV 2014 LLC and, accordingly, may be deemed to beneficially own the shares held by BV 2014, BV 2014(B) and AM BV2014 LLC.

Drs. Gadicke and Evnin are the members of AM LLC and managers of MPM OIF GP and, accordingly, may be deemed to beneficially own the shares held by AM LLC and MPM OIF.

Dr. Gadicke is the managing partner of BioImpact and, accordingly may be deemed to beneficially own the shares held by UBS Oncology.

Calculation of the percentage of the shares of Common Stock beneficially owned is based upon 45,728,999 Common Stock outstanding as of August 8, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on August 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the Filing Persons Owner Profile of this Amendment No. 1 for the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
The Reporting Persons sold the following Common Stock in the open market in the sixty days preceding the date of this filing:

Date of Price Range Ave. Price Sold by Sold by Sold By AM BV Sold by Sold by Sold by
Sale BV 2014 BV 2104(B) 2014 LLC MPM OIF AM LLC UBS Oncology
10/27/25 $1.675-$.182 $1.72 31,538 2,104 1,085 6,945 4,992 26,045
10/28/25 $1.605-$1.70 $1.64 29,958 1,988 1,031 6,598 4,742 24,741
10/29/25 $1.51-$1.62 $1.55 58,227 3,884 2,004 12,823 9,216 48 086
10/30/25 $1.365-$1.55 $1.43 37,709 2,515 1,298 8,304 5,969 31,141
10/31/25 $1.205-$1.415 $1.28 49,467 3,299 1,702 10,894 7,830 40,852
11/03/25 $1.245-$1.33 $1.29 40,800 2,721 1,405 8,985 6,458 33,694
Other persons with the right to receive dividends or sale proceeds: Inapplicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Inapplicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Statement

## Signatures
- MPM BioVentures 2014, L.P.: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, the Managing Member of MPM BioVentures 2014 GP LLC, the General Partner of MPM BioVentures 2014, L.P. (11/04/2025)
- MPM BioVentures 2014 (B), L.P.: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, Managing Member of MPM BioVentures 2014 GP LLC, the General Partner of MPM BioVentures 2014 (B), L.P (11/04/2025)
- MPM Asset Management Investors BV2014 LLC: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, the manager of MPM Asset Management Investors BV2014 LLC (11/04/2025)
- UBS Oncology Impact Fund L.P.: /s/ Ansbert Gadicke, Managing Partner of MPM BioImpact LLC, the GP of Oncology Impact Fund (Cayman) Management L.P., the GP of UBS Oncology Impact Fund L.P. (11/04/2025)
- MPM BioVentures 2014 GP LLC: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, the Managing Member of MPM BioVentures 2014 GP LLC (11/04/2025)
- MPM BioVentures 2014 LLC: /s/ Ansbert Gadicke, Managing Director (11/04/2025)
- Oncology Impact Fund (Cayman) Management L.P.: /s/ Ansbert Gadicke, Managing Partner of MPM BioImpact LLC, the General Partner of Oncology Impact Fund (Cayman) Management L.P. (11/04/2025)
- MPM BioImpact LLC: /s/ Ansbert Gadicke, Managing Partner (11/04/2025)
- ANSBERT GADICKE: /s/ Ansbert Gadicke, Ansbert Gadicke (11/04/2025)
- LUKE EVNIN: /s/ Luke Evnin, Luke Evnin (11/04/2025)
- Todd Foley: /s/ Todd Foley, Todd Foley (11/04/2025)
- MPM ASSET MANAGEMENT LLC: /s/ Ansbert Gadicke, Member (11/04/2025)
- MPM ONCOLOGY INNOVATIONS FUND LP: /s/ Ansbert Gadicke, Manager of MPM Oncology Innovations Fund GP LLC, the General Partner of MPM Oncology Innovations Fund, L.P. (11/04/2025)
- MPM Oncology Innovations Fund GP LLC: /s/ Ansbert Gadicke, Manager (11/04/2025)